KANGE CORP.

                     848 N. RAINBOW BLVD #3435  LAS VEGAS, NV  89107

June 6, 2014

Mr. Jeff Kauten and Mr. Jan Woo

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: Kange Corp

Registration Statement on Form S-1

Filed on: February 21, 2014

     File No. 333- 194055

Dear Mr. Woo and Mr. Kauten,

We received your letter dated May 30, 2014, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 21, 2014:

General

1. We note your response to prior comment 2. Please revise your prospectus to discuss the restriction on the use of Form S-8 by shell companies.

We have revised to add inside the cover page: “Another implication of us being a shell company is that we cannot file registration statements under Section 5 of the Securities Act using a Form S-8, a short form of registration to register securities issued to employees and consultants under an employee benefit plan.”

We have also revised to add a risk factor:

“BECAUSE WE ARE A SHELL COMPANY, YOU WILL NOT BE ABLE TO RESELL YOUR SHARES IN CERTAIN CIRCUMSTANCES, WHICH COULD HINDER THE RESALE OF YOUR SHARES.

We are a “shell company” within the meaning of Rule 405, promulgated pursuant to Securities Act of 1933, as amended (the “Securities Act”), because we have nominal assets and nominal operations. Accordingly, the securities sold in this offering can only be resold through registration under Section 5 the Securities Act, Section 4(1), if available, for non-affiliates or by meeting the conditions of Rule 144(i).  Another implication of us being a shell company is that we cannot file registration statements under Section 5 of the Securities Act using a Form S-8, a short form of registration to register securities issued to employees and consultants under an employee benefit plan.  Additionally, though exemptions, such as Section 4(1) of the Securities Act may be available for non-affiliate holders our shares to resell their shares, because we are a shell company, a holder of our securities may not rely on the safe harbor from being deemed statutory underwriter under Section 2(11) of the Securities Act, as provided by Rule 144, to resell his or her securities. Only after we (i) are not a shell company, and (ii) have filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that we may be required to file such reports and materials, other than Form 8-K reports); and have filed current “Form 10 information” with the SEC reflecting our status as an entity that is no longer a shell company for a period of not less than 12 months, can our securities be resold pursuant to Rule 144.  “Form 10 information” is, generally speaking, the same type of information as we are required to disclose in this prospectus, but without an offering of securities.  These circumstances regarding how Rule 144 applies to shell companies may hinder your resale of your shares of the Company.”

2. We note your response to prior comment 3 and reissue the comment. Please revise your disclosure to identify your selling shareholders as underwriters and state that the offering price of the shares being sold must be fixed for the duration of the offering. Please make these revisions in each of the following sections: (i) footnote two in the fee table, (ii) the offering table on page 8, and (iii) determination of the offering price on page 16.

We have revised to disclose in those sections: “The selling shareholders identified in this prospectus are underwriters; the offering price of the shares being sold must be fixed at $0.02 per share for the duration of the offering.”

Financial Statements as of February 28, 2014 and November 30, 2013

Notes to Financial Statements

Note 8 – Subsequent Events, page 59

3. Your disclosure states that you analyzed your operations subsequent to February 28, 2014 to the date these financial statements were issued on “May 1316, 2014.” Revise to include the correct date.

We have revised to correct the erroneous statement.

This letter responds to all comments contained in your letter dated March 20, 2014.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Attention: Dmitri Brakin

Email: kangecorp@gmail.com

Telephone: 702 475 5537

Thank you.

Sincerely,

/S/ Dmitri Brakin

Dmitri Brakin, President